Wessanen

fax message

Corporate Communications

04012257

SUPPL

Company	Securities and Exchange Commission
To	Office of International Corporate Finance
Fax number	+ 1 202 942 9624
From	Corporate Communications
Number of pages	2

Should you not have received legible copies of the indicated number of pages, please call +31 (0)20 547 95 28

Date January 20, 2004

Subject Press Release Koninklijke Wessanen nv – (ID #82-1306)

ID #82-1306

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

dlw 1/22

Koninklijke Wessanen nv

Prof. E.M. Meijerslaan 2 • P.O. Box 410 • NL - 1180 AK Amstelveen • Telephone +31 (0)20 547 95 28 • Telefax +31 (0)20 547 94 45
Email corporate.communications@wessanen-hq.com • Internet http://www.wessanen.com

Wessanen

press release

Corporate Communications

Amstelveen, January 20, 2004
(8.30 a.m.)

Wessanen announces consolidation Dailycer UK factories

The Executive Board of Koninklijke Wessanen nv announces its intention to consolidate its Dailycer cereals manufacturing facility in Telford, United Kingdom into the other facilities of Dailycer. The resulting closure of the Telford site is scheduled for the second half of 2004 and will result in a reduction in workforce of 140 positions.

The decision is part of Operation Phoenix, Wessanen's global profit improvement program that was launched in August 2003. Consolidation of Dailycer's manufacturing activities onto three sites in the UK, France and the Netherlands, will improve competitiveness and increase the group's profitability. The bulk of the volumes manufactured in Telford will move to Dailycer's remaining UK-based facility in Deeside; some will be transferred to the factories in Tilburg (the Netherlands) and Faverolles (France). Office functions will be moved to Deeside.

Wessanen will adhere to the applicable labor legislation. Employees and relevant authorities have been informed about these intentions.

Executive Board
Koninklijke Wessanen nv

For more information, please contact Aletta van Stee, Communications Manager; phone +31 (0)20 547 94 51; e-mail a.vanstee@wessanen-hq.com.

Prof. E.M. Meijerslaan 2 • P.O. Box 410 • NL - 1180 AK Amstelveen • Telephone +31 (0)20 547 95 28 • Telefax +31 (0)20 547 95 01
Email corporate.communications@wessanen-hq.com • Internet www.wessanen.com

Wessanen

OPERATION PHOENIX

OPERATION PHOENIX

ANNOUNCEMENTS

January 20, 2004	**Consolidation UK Dailycer factories**
December 1, 2003	Strengthening natural & specialty foods activities in Belgium and the Netherlands
November 21, 2003	Launch 'Build on the Roots' recovery program Tree of Life North America: focus on core competencies.
October 29, 2003	Tree of Life NA and Wild Oats mutually agree to terminate current distribution agreement.
October 14, 2003	Streamlining Cereals activities: integration Dailycer Tilburg and Delicia (the Netherlands).
October 14, 2003	Adjustment management structure; activities Tree of Life Europe management team to be discontinued.
October 2, 2003	Consolidation Belgian production for Convenience Food Group into Bocholt (Belgium) plant.
September 18, 2003	Global procurement project announced in close co-operation with Boston Consulting Group.
September 16, 2003	Closure American Beverage Corporation Production plant in Casa Grande, Arizona, USA.
August 27, 2003	Launch Operation Phoenix; expected annual cost savings of EUR 100 million by 2004 year-end, to be partly reinvested in initiatives for further growth.